Exhibit 3.1

THIRD AMENDMENT TO THE

SECOND AMENDED AND RESTATED

MEMORANDUM AND ARTICLES OF ASSOCIATION OF

AURA FAT PROJECTS ACQUISITION CORP

ADOPTED BY SPECIAL RESOLUTION ON OCTOBER 6 2025

AURA FAT PROJECTS ACQUISITION CORP, a company limited by shares organized under the Companies Act (as amended) of the Cayman Islands (the “Company”), does hereby certify as follows:

1.	The name of the Company is Aura Fat Projects Acquisition Corp. The Company’s original memorandum and articles of association were filed with the General Registry of the Cayman Islands on 6 December 2021, the Company’s amended and restated memorandum and articles of association were adopted by Special Resolution (as defined below) on 6 January 2022, and the Company’s second amended and restated memorandum and articles of association were adopted by Special Resolution on 25 March 2022 and later amended by Special Resolutions on 17 July 2022 and 10 July 2024. (the “Second A&R Mem & Arts”).

2.	This third amendment amends the Second A&R Mem & Arts (the “Third Amendment”).

3.	This Third Amendment was duly adopted by special resolution of the shareholders of the Company (the “Special Resolution”), being the affirmative vote of holders of two thirds of the ordinary shares of the Company present and entitled to vote at a general meeting of the Company’s shareholders, held on 6 October, 2025 at which a quorum of the Company’s shareholders was present.

4.	The text of Section (a) of Article 162 is hereby amended and restated to read in its entirety as follows:

“162. If the Company does not consummate an initial business combination by 18 July 2025, the Company may, but is not obligated to, extend the period in which the Company must complete the initial business combination to 18 July 2027 (the “Termination Date”), without any requirement that the Company deposit additional funds into the Company’s trust account; and further provided in each case that the procedures relating to any such extension, as set forth in the agreement relating to the Trust Fund, shall have been complied with.

If the Company does not consummate an initial business combination by the Termination Date, the Company may seek an Ordinary Resolution of the Public Shareholders for a subsequent extension. Public Shareholders will be offered the opportunity to vote on and/or redeem their Shares in connection with the approval of such extension. If the Company is unable to complete the initial business combination by the Termination Date and the Company determines not to seek an extension from the Public Shareholders, the Company shall:

(a)	cease all operations except for the purpose of winding up;

(b)	as promptly and as reasonably possible but not more than ten business days thereafter, subject to lawfully available funds therefor, redeem the Public Shares, at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Fund, including interest earned on the Trust Fund and not previously released to the Company to pay taxes, if any, (less up to US$100,000 of interest to pay dissolution expenses), divided by the number of Public Shares then in issue, which redemption will completely extinguish Public Shareholders’ rights as Shareholders (including the right to receive further liquidation distributions, if any); and

(c)	as promptly and as reasonably possible following such redemption, subject to the approval of the Company’s remaining Shareholders and the Directors, liquidate and dissolve, subject, in the case of Articles 162(b) and 162(c), to its obligations under Cayman Islands law to provide for claims of creditors and in all cases subject to the other requirements of applicable law.”

Aura FAT Projects Acquisition Corp has caused this Third Amendment to the second amended and restated memorandum and articles of association of the Company to be duly executed in its name and on its behalf by an authorized officer as of 6 October 2025.

AURA FAT PROJECTS ACQUISITION CORP

By:	/s/ David Andrada
Name:	David Andrada
Title:	Co-Chief Executive Officer